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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 49016

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & Company, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd., Suite 800
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tom Kelleher (310) 966-1444
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 02 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6

OATH OR AFFIRMATION

I, Tom Kelleher, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley Company, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of LOS ANGELES
Subscribed and sworn (or affirmed) to before me this 28TH day of JANUARY, 2010 by TOM KELLEHER proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[Signature]
Notary Public

[Signature]
Signature

CEO
Title

ANDREW A. PRENTISS
COMM. # 1718307
NOTARY PUBLIC - CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Jan. 19, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditor's Report

Board of Directors
B. Riley & Co., LLC:

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC (the Company) as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of B. Riley & Co., LLC as of December 31, 2009, and the results of its income and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles New York Oakland

B. Riley & Co., LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash	$ 3,014,687
Deposit with clearing organization	112,012
Marketable securities, available for sale	337,605
Other receivable, net	811,534
Receivable from related parties	4,025
Automobile, furniture, equipment, and leaseholds, net	51,536
Marketable securities, at market value	4,448,538
Prepaid expense	88,122
Notes receivable	574,560
Deposits	72,998
Total assets	$ 9,515,617

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 230,994
Payable to brokers and delaers	199,647
Payable to clearing organization	447,457
Salaries and bonuses payable	1,695,098
Income taxes payable	20,001
Securities sold, not yet purchased	2,617,675
Total liabilities	5,210,872
Commitments and contingencies	
Member's equity	
Member's equity	4,752,359
Accumulated other comprehensive income	(447,614)
Total member's equity	4,304,745
Total liabilities and member's equity	$ 9,515,617

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Income
For the Year Ended December 31, 2009

Revenues	
Commissions	$ 6,531,631
Corporate finance	9,974,256
Net investment gains (losses)	1,173,583
Rental income	71,116
Interest and dividends	68,550
Gains (losses) on sale of investments, at estimated fair value	(1,724,817)
Other income	324,959
Total revenues	16,419,278
Expenses	
Employee compensation and benefits	3,528,835
Commissions, clearing fees and floor brokerage	9,048,156
Communications and information services	773,381
Interest	42,448
Occupancy and equipment rental	709,758
Taxes, other than income taxes	57,005
Other operating expenses	952,908
Total expenses	15,112,491
Net income (loss) before income tax provision	1,306,787
Income tax provision	33,873
Net income (loss)	$ 1,272,914

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

	Member's Equity	Unrealized gains (losses) on available-for-sale securities	Total Member's Equity	Comprehensive Income
Balance at December 31, 2008	$ 5,400,434	$ (936,798)	$ 4,463,636	
Distributions to member	(2,556,689)	-	(2,556,689)	
Capital contributions	635,700	-	635,700	
Net gains (losses) on available for sale investments	-	(200,743)	(200,743)	$ (200,743)
Reclassification adjustment of realized (gains) losses	-	689,927	689,927	689,927
Net income (loss)	1,272,914	-	1,272,914	1,272,914
Balance at December 31, 2009	$ 4,752,359	$ (447,614)	$ 4,304,745	$ 1,762,098

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from operating activities:		
Net income (loss)		$ 1,272,914
Adjustments to reconcile net income to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 40,765	
Automobile loan absolvement	(23,229)	
Impairment loss on note receivable	160,526	
(Gain) Loss on sale of property plant & equipment	20,831	
Net change in marketable securities, available for sale	1,724,817	
(Increase) decrease in assets:		
Deposit with clearing organization	(678)	
Other receivable, net	(626,985)	
Receivable from related parties	7,680	
Marketable securities, at market value	2,054,608	
Prepaid expense	81,046	
Deposits	49,409	
Other assets	983	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(5,300)	
Payable to brokers and delaers	(43,211)	
Payable to clearing organization	(1,423,101)	
Salaries and bonuses payable	725,566	
Income taxes payable	7,711	
Securities sold, not yet purchased	(273,533)	
Total adjustments		2,477,905
Net cash provided by (used in) operating activities		3,750,819
Cash flow from investing activities		
Purchase of automobile, furniture, equipment, and leaseholds	(1,760)	
Purchase of marketable securities, available for sale	(475,560)	
Proceeds from sale of marketable securities, available for sale	62,500	
Proceeds from notes receivable	(200,000)	
Proceeds from payments of notes receivable	100,000	
Net cash provided by (used in) in investing activities		(514,820)

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flow from financing activities:		
Payments of automobile loans payable	$ (23,503)	
Capital distributions	(2,556,689)	
Proceeds from capital contributions	635,700	
Net cash provided by (used in) financing activities		(1,944,492)
Net increase (decrease) in cash		1,291,507
Cash at beginning of year		1,723,180
Cash at end of year		$ 3,014,687

Supplemental disclosure of cash flow information:

Cash paid during the year for:	
Interest	$ 42,448
Income taxes	$ 60,729

Supplemental disclosures of non-cash transactions:

The Company reclassified $689,927 of unrealized losses on investments, at estimated fair value in other comprehensive income to the income statement, for investments that were sold. The remaining assets were marked to market for a loss of $200,743.

The accompanying notes are an integral part of these financial statements.

B. Riley & Co., LLC
Notes to Financial Statements
December 31, 2009

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Pursuant to a plan of reorganization, B. Riley & Co., LLC, (the "Company") is the successor organization to B. Riley & Co., Inc. which was originally incorporated in the State of Delaware on February 15, 1996. The reorganization was accomplished in October of 2007 via a transaction wherein the predecessor corporation contributed its entire business into a newly formed Delaware limited liability company known as B. Riley & Co., LLC. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation

The Company is engaged in business as a securities broker-dealer, which provides several classes of services, including the sale of equities and market making. The Company also provides investment banking services by engagement and trades securities for its own account.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities transactions are recorded on a trade date basis for both the Company's customers and the Company. Marketable securities owned by the Company are accounted for at market value, with market value based on current published market prices. The resulting difference between cost and market (or fair value) is included in income.

The Company has adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS 130"). SFAS 130 establishes standards for the reporting and presentation of comprehensive income and its components in financial statements. Comprehensive income includes net income and "other comprehensive income," which includes charges or credits to equity that are not the result of transactions to members. The Company's only material component of "other comprehensive income" is unrealized gain or loss on securities available for sale.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Some investment in marketable securities are being classified as available-for-sale. These securities are valued at quoted market value and consist of equity securities held for investment. The resulting difference between cost and market value is included as an element of members' equity, net of deferred taxes.

Receivables from related parties are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Automobile, furniture, equipment, and leaseholds are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

Advertising costs are expensed as incurred. For the year ended December 31, 2009, the Company included $17,888 in other operating expenses.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The operations of the Company are included in the combined federal and state S- corp income tax returns filed by the member. Income taxes are calculated as if the Company filed on a separate basis and the amount of current tax is either remitted to or received from the member.

The Company is subject to a gross receipts fee in Californai in addition to the minimum California tax.

Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Goldman Sachs Execution & Clearing ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. This Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2009 was $112,012.

Note 3: MARKETABLE SECURITIES, AVAILABLE FOR SALE

Marketable securities, available for sale consist of corporate securities. These securities are carried at their fair market value of $172,571 at December 31, 2009. As discussed in Note 1, the Company has adopted SFAS 130, which establishes standards for the reporting and presentation of comprehensive income and its components in financial statements.

The marketable securities, avialable for sale consisted of the following at December 31, 2009:

Registered corporate securities	$	337,605
Unregistered corporate securities		-
Total investments	$	337,605

The registered corporate securities are recorded at market and the unregistered corporate securities are recorded at cost. The Company has also included the portion of marketable securities valued at $165,034 that exceeds the aggregate of the most recent four-week trading volume. These investments are considered non-allowable assets for net capital purposes.

The Company included $200,743 in unrealized losses on these investments in comprehensive income at December 31, 2009, and reclassified $689,927, from unrealized losses on investments, at estimated fair value in other comprehensive income to the income statement, for investments which were sold.

Note 4: AUTOMOBILE, FURNITURE, EQUIPMENT, AND LEASEHOLDS, NET

Automobile, furniture, equipment, and leaseholds are recorded net of accumulated depreciation and summarized by major classifications as follows:

			Useful Life
Automobiles	$	47,200	5
Furniture and fixtures		25,392	7
Equipment		19,233	5
Computers		123,284	5
Leashold improvements		20,005	39
		235,114	
Less: accumulated depreciation		(183,578)	
Automobile, furniture, equipment, and leaseholds, net	$	51,536	

Depreciation expense for the year ended December 31, 2009, was $40,765.

Note 5: INCOME TAXES

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is subject to the California limited liability gross receipts fee and a minimum tax provision of $800. The Company is also required to pay nominal amounts of income taxes in various other state jurisdictions, based upon the Company's presence in those states. At December 31, 2009, the Company's income tax provisionof $33,873, consisted of the California gross receipts fee, state franchise taxes, and the 1.5%S-corp tax allocation from its member.

Note 6: SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Marketable securities owned and sold, not yet purchased, consist of trading securities at quoted market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$ 4,613,572	$ 2,617,675

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Note 7: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

Observable inputs are based on market data obtained from independent sources, while unobservable inputs are based on the Company's market assumptions. Unobservable inputs require significant management judgment or estimation. In some cases, the inputs used to measure an asset or liability may fall into different levels of the fair value hierarchy. In those instances, the fair value measurement is required to be classified using the lowest level of input that is significant to the fair value measurement. Such determination requires significant management judgment. In accordance with FASB ASC 820, the Company is not permitted to adjust quoted market prices in an active market, even if the Company owns a large investment, the sale of which could reasonably impact the quoted price.

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Marketable securities, at market value	$ 4,448,538	$ 4,448,538	$ -	$ -
Investment, at estimated fair value	$ 337,605	$ -	$ -	$ 337,605
Notes receivable	$ 574,560	$ -	$ -	$ 574,560
Total	$ 5,360,703	$ 4,448,538	$ -	$ 912,165

Liabilities	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Securities sold, not yet purchased	$ 2,614,675	$ 2,614,675	$ -	$ -
Total	$ 2,614,675	$ 2,614,675	$ -	$ -

Effect of Level 3 Inputs on net assets or liabilities:

	Investment, at estimated fair value	Notes receivable	Total
Balance as of December 31, 2008	$ 1,160,178	$ 635,086	$ 1,795,264
Realized gain (loss)	(1,724,817)	(160,526)	(1,885,343)
Change in unrealized gain (loss)	489,184	-	489,184
Purchases, Issuances, Settlements	413,060	100,000	513,060
Balance as of December 31, 2009	$ 337,605	$ 574,560	$ 912,165

Note 8: OTHER RECEIVABLE, NET

Other receivables consist of expenses incurred by the Company on behalf of its clients that are expected to be reimbursed. Other receivables are valued and reported at net realizable value. As of December 31, 2009, the Company recorded a provision for the expected uncollectibility of $3,837.

Other receivables	$ 815,371
Less: Allowance for doubtful accounts	(3,837)
Other receivables, net	$ 811,534

Note 9: NOTES RECEIVABLE

At December 31, 2009, the Company is carrying $574,560, of subordinated secured promissory notes due from two private equity clients for which the Company has also provided investment banking services. The Company is carrying one of the secured notes at 70% of its value due to uncertainty of collection. The notes be are payable in full at various dates, ranging from June 2009 to April 2013.

Note 10: RELATED PARTY TRANSACTIONS

The Company received $51,851 in commissions from two funds managed by Riley Investment Management, LLC and Riley Select 20. Riley Investment Management, LLC and the Company are affiliated through common management. Riley Select 20 shares common officers with the Company.

The Company has an expense sharing agreement with Riley Investment Management, LLC, whereby the Company provides personnel, office space, insurance, and various other general services. Riley Investment Management, LLC, then reimburses the Company based on a set schedule for these services, outlined in the agreement. It is possible that the terms of certain of the related party transactions are not the same as those that would result from transactions among wholly owned unrelated parties. During the year ended December 31, 2009, the Company received $82,199 in reimburements under the agreement.

Note 11: PAYABLE TO CLEARING ORGANIZATION

The Company buys securities in its proprietary account at the clearing firm on margin. Margin interest expense was $40,500 and the margin balance was $447,457, for the year ended December 31, 2009.

Note 12: MARKETABLE SECURITIES, AT AMRKET VALUE

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income. At December 31, 2009, these securities are acrried at their fairmarket value of $4,448,538.

Note 13: PROFIT SHARING PLAN

Effective January 1, 2000, the Company's Board of Directors adopted a qualified 401(k) Profit Sharing Plan (the "Plan"). All employees, 21 years of age or older, are eligible to participate in the plan, provided they have been employed for more than three (3) months for the 401(k), and over a year to participate in the profit sharing plan. The Company profit sharing plan contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The participant's contributions, earnings and profit sharing bonuses are 100% vested at all times. The Company's matching contributions are vested 20% per year of service after the first year with the Company. The Company did not make a profit sharing contribution or matching contributions for the year ended December 31, 2009.

Note 14: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 15: COMMITMENTS AND CONTINGENCIES

Commitments

The Company has entered into various lease agreements for office space. These leases contain provisions for rent escalation based on increases in certain costs incurred by the leasers.

Note 15: COMMITMENTS AND CONTINGENCIES

(Continued)

At December 31, 2009, the minimum annual payments are as follows:

Year Ending December 31,		
2010	$	421,518
2011		356,972
2012 & thereafter		-
	$	778,490

Rent expense was $709,720 for the year ended December 31, 2009.

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2009, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

In August of 2007, the Company was named as one of several co-defendants in a lawsuit involving a former client. The suit is against the sellers of a company the plaintiffs purchased in December of 2006. The Company served as the investment advisor for the sale. The plaintiffs were seeking damages from all defendants of approximately $36,000,000, plus punitive damages. The Company in turn, had a cross-complaint against the plaintiffs for breach of contract, indemnification, and other claims. During 2009, the Company won the cross-complaint; however the plaintiff appealed the decision. The Company has since settled the case favorably.

Note 16: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") issued a new professional standard in June of 2009 which resulted in a major restructuring of U.S. accounting and reporting standards. The new professional standard, issued as ASC 105 ("ASC 105"), establishes the Accounting Standards Codification ("Codification or ASC") as the source of authoritative accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact the financial statements of the Company.

For the year ending December 31, 2009, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Statements of Financial Accounting Standards ("SFAS") /Accounting Standards Codification ("ASC") topics for the year to determine relevance to the Company's operations:

SFAS/ASC No.	Title	Effective Date
SFAS 141(R)/ ASC 805	Business Combinations	After December 15, 2008
SFAS 157/ ASC 820	Fair Value Measurements	After November 15, 2008
SFAS 161/ ASC 815	Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133	After December 15, 2008
SFAS 165/ ASC 855	Subsequent Events	After June 15, 2009
SFAS 166*/ ASC 860	Accounting for Transfers of Financial Assets – an Interpretation of FASB Statement No. 140	After November 15, 2009
SFAS 167*/ ASC 810	Amendments to FASB Interpretation No. 46(R)	After November 15, 2009
SFAS 168/ ASC 105	The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – a replacement of FASB Statement 162	After September 15, 2009

*Currently being processed for inclusion in the Codification

Note 16: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 17: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $1,936,589 which was $1,718,089 in excess of its required net capital of $218,500; and the Company's ratio of aggregate indebtedness ($2,145,740) to net capital was 1.11 to 1, which is less than the 15 to 1 maximum allowed.

B. Riley & Co., LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of net capital		
Member's equity	$ 4,752,359	
Accumulated other comprehensive income	(447,614)	
Total member's equity		$ 4,304,745
Less: Non-allowable assets		
Marketable securities, available for sale	(337,605)	
Receivable from related parties	(4,025)	
Automobile, furniture, equipment, and leaseholds, net	(51,536)	
Other receivable, in excess of payable	(510,460)	
Prepaid expense	(88,122)	
Notes receivable	(574,560)	
Deposits	(72,998)	
Total non-allowable assets		(1,639,306)
Net capital before haircuts		2,665,439
Less: Haircuts on securities		
Haircut on marketable securities, at market value	(624,171)	
Undue concentration	(104,679)	
Total haircuts on securities		(728,850)
Net Capital		1,936,589
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 143,049	
Minimum requirement for market maker	$ 218,500	
Minimum dollar net capital required	$ 100,000	
Net capital required (greater of above)		(218,500)
Excess net capital		$ 1,718,089
Ratio of aggregate indebtedness to net capital	1.11 : 1	

There was a $3 rounding difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2009.

See independent auditor's report

B. Riley & Co., LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

A computation of reserve requirements is not applicable to B. Riley & Co., LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

See independent auditor's report

B. Riley & Co., LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2009

Information relating to possession or control requirements is not applicable to B. Riley & Co., LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

B. Riley & Co., LLC

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2009

Board of Directors
B. Riley & Co., LLC:

In planning and performing our audit of the financial statements of B. Riley & Co., LLC (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 19, 2010

B. Riley & Co., LLC

Report on the SIPC Annual Assessment

Pursuant to Rule 17a-5 (e)(4)

For the Year Ended December 31, 2009

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
B. Riley & Co., LLC

Pursuant to Rule 17a-5 (e) (4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Securities Investor Protection Corporation Assessments and Payments (Form SIPC- 7T) of B. Riley & Co., LLC ("the Company") for the period from April 1, 2009 to December 31, 2009. Our procedures were performed solely to assist the Company in complying with Rule 17a-5 (e) (4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. Compared amounts reported on the unaudited Form X-17A-5 for the quarter ended December 31, 2009, with the amounts reported in General Assessment Reconciliation (Form SIPC-7T);

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers;

4. Proved the arithmetical accuracy of the calculations in the Form SIPC-7T and in the related schedules and working papers supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed.

Because the above procedures do not constitute an examination made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above.

In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on the Form SIPC-7T were not determined in accordance with applicable instructions and forms. This report relates only to schedules referred to above and does not extend to any financial statements of B. Riley & Co., LLC taken as a whole.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
Februrary 19, 2010

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES NEW YORK OAKLAND

B. Riley & Co., LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2009

	Amount
Total assessment	$ 35,124
SIPC-4 general assessment Payment made on February 27, 2009	(150)
SIPC-6 general assessment Payment made on July 27, 2009	(6,189)
SIPC-7T general assessment Payment made on January 27, 2010	(28,785)
Total assessment balance (overpayment carried forward)	$ 0